MORGAN STANLEY VARIABLE INVESTMENT SERIES

SPECIAL MEETING OF SHAREHOLDERS
AUGUST 20, 2002



Item 77.C.	Matters Submitted to a Vote of Security Holders

	On August 20, 2002, a Special Meeting of the Shareholders of Morgan Stanley Variable Investment Series was held to consider and vote upon a Plan of Liquidation and Dissolution of the Capital Growth Portfolio, pursuant to which the Portfolio's assets were liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders.

The vote on the Liquidation and Dissolution proposal was as follows:



For: 7,023,588.689		Against: 192,072.468	Abstain: 306,775.004